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Jan.18, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control -- Edgar

RE:  RiverSource Life Insurance Company ("Company")
          on behalf of RiverSource Variable Account 10 ("Registrant") Pre-Effective Amendment No.1 on Form N-4
     File Nos.333-177380/811-07355
          RiverSource Retirement Group Variable Annuity Contract I

Dear Mr. Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Pre-Effective Amendment #1 on Form N-4. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated Dec.19, 2011. In addition, in this Pre-Effective Amendment #1 Registrant has updated financial statements and made other non-material changes.

Prospectus and Statement Additional Information included in this Pre-Effective Amendment No.1 have been marked to show all changes made since the Initial Registration Statement.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Pre-Effective Amendment No. 1 to Jan. 31, 2012 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Pre-Effective Amendment No. 1.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,

/s/ Dixie Carroll
-----------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary